

January 19, 2021

Neil Gehani
Manager
Trilogy Multifamily Income & Growth Holdings I, LLC
520 West Erie Street
Chicago, IL 60654

   Re: Trilogy Multifamily Income & Growth Holdings I, LLC
     Amendment to Offering Statement on Form 1-A
     Filed January 8, 2021
     File No. 024-11333

Dear Mr. Gehani:

   We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2020 letter.

Amendment to Offering Statement on Form 1-A

General

1. We note that you have removed references in the offering statement to a minimum offering amount. Please tell us whether that changes the response you provided to comment 4 in our letter dated October 29, 2020.

       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: T. Rhys James